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                    [Letterhead of DigitalNet Holdings, Inc.]




                                                                    May 28, 2003


VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC  20549
Attention: Meredith Master


            Re:  DigitalNet Holdings, Inc.
                 Registration Statement on Form S-1 (File No. 333-102731)

Ladies and Gentlemen:

         In accordance with Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), DigitalNet Holdings, Inc. (the "Company") hereby requests withdrawal of its Registration Statement on Form S-1 (File No. 333-102731) together with all exhibits and amendments thereto (the "Registration Statement"), that was originally filed with the Securities and Exchange Commission (the "Commission") on January 27, 2003 and amended on February 6, 2003, March 7, 2003, March 28, 2003, April 15, 2003 and May 6, 2003.
The Registration Statement has not been declared effective. The Company requests withdrawal of its Registration Statement due solely to market conditions. None of the Company's securities have been sold under the Registration Statement.

         The Company requests in accordance with Securities Act Rule 457(p) that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

         If you have any questions with respect to this request, please call Lawrence R. Bard or Thomas M. Fallas of the law firm of Fried, Frank, Harris, Shriver & Jacobson at (202) 639-7047 or (202) 639-7059, respectively, or the undersigned at (703) 563-7554. Please notify the undersigned, Mr. Bard or Mr. Fallas of the consent of the Commission to the withdrawal of the Registration Statements by a telephone call. Please also provide a facsimile copy of the Commission's order consenting to the withdrawal of the Registration Statements to the undersigned at (703) 563-7601 and Mr. Bard and Mr. Fallas at (202) 639-7003.


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Securities and Exchange Commission                                 May 28, 2003
                                                                         Page 2




                                              Sincerely,

                                              DigitalNet Holdings, Inc.


                                              /s/ JACK PEARLSTEIN
                                              ----------------------------------
                                              Jack Pearlstein
                                              Chief Financial Officer, Treasurer
                                              and Secretary


cc:      Lawrence R. Bard
         Thomas M. Fallas
         Fried, Frank, Harris, Shriver & Jacobson